

January 15, 2013

<u>Via E-mail</u>
Alan Gulko
President and Chief Executive Officer
Avangard Capital Group, Inc.
2708 Commerce Way, Suite 300
Philadelphia, PA 19154

>   **Re: Avangard Capital Group, Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-1**
>   **Filed December 31, 2012**
>   **File No. 333-184682**

Dear Mr. Gulko:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General Comments</u>

1. Please submit a separate letter, directly from the company, providing the representations requested at the end of this letter and at the end of your letter dated November 28, 2012.

<u>Summary of the Offering, page 3</u>

2. In your response to prior comment 3, you indicate that you do not intend to escrow funds provided by subscribers, and instead believe that funds will be immediately available for use. Please tell us, with a view towards revising your disclosure, how quickly after you receive subscription funds you will provide investors with the shares that they have purchased.

3. Please tell us how you will address any shares that have been sold in the event that you terminate the offering. Will the shares continue to be outstanding in the event you terminate the offering? Revise to clarify your disclosure based upon your response.

Common Stock Outstanding After This Offering, page 3

4. Please revise the amounts to exclude the effects of the exercise of warrants. You may disclose the effects of the exercise of warrants in a note to the discussion.

Summary Financial Data, page 4

5. We have reviewed your response to our prior comment number twelve. Please revise the presentation of the amount of basic and diluted weighted average shares outstanding to present the titles basic and diluted separately and revise the amounts of diluted weighted average shares outstanding to reflect the historical information presented for both the year ended June 30, 2012 and for the three months ended September 30, 2012. You may include a note to the presentation of diluted weighted average shares outstanding for the three months ended September 30, 2012 to note that convertible preferred shares are not included since the result would be antidilutive. In this regard, the staff notes your disclosure appearing in Note 3 – Net Loss Per Share of the September 30, 2012 financial statements on page F-8.

Risk Factors, page 4

6. We note your response to prior comment 11 from our letter dated November 28, 2012. Add a risk factor that discusses the fact that you purchased your existing financing contracts from an affiliate controlled by your two majority shareholders without any independent verification of the value. Similarly discuss your dependence upon affiliates for your access to debt financing.

We have significant capital requirements…, page 4

7. We note your revisions in the Summary and management's discussion and analysis regarding your need for financing in order to become profitable. Revise this risk factor to disclose that you believe that you need to raise $3 million in financing and finance $2.5 million in floor plan financing. Revise this risk factor to clarify that since you do not have a minimum offering amount, investors may purchase shares in a business that continues to be unable to carry out its business plan. Similarly revise the second full risk factor on page 10.

The initial offering price of the units…, page 10

8. Revise this risk factor to discuss any additional steps that must be taken in order for your shares to be listed and trade on the OTB bulletin board, and the status of your activities in regard to taking those steps. For example, if you stock must have a market maker, please

> discuss whether you have received an agreement from any broker dealer to act as a market maker in your stock.

Capitalization Table, page 13

9. Please revise the Capitalization Table to reflect the net proceeds amounts of $14,950,000 and 2,990,000 at the 50% and 10% levels presented in the Use of Proceeds Table on page 12 or to advise the staff as to why the company has used the amounts of $14,900,000 and $2,900,000.

Dilution Table, page 14

10. Please revise the last sentence of the first paragraph to reflect the immediate dilution of $0.56 per share, or 37% to purchasers in this offering.

11. Please revise the Shares Purchased Percentage amounts in the tabular presentation to reflect the data presented for the line items titled Series A Convertible Preferred Stockholders; Conversion to Common stock, Initial Stockholders and Purchasers in this Offering.

Business, page 15

12. In your use of proceeds disclosure, you state that only if you receive 10% or less of the total offering amount, you will not purchase licenses or software. Revise your disclosure to clarify the extent that you are able to operate your business without purchasing licenses or software. Please also tell us, with a view towards improved disclosure, what licenses you intend to purchase if you get to the 50% funding level which you will not purchase at the 10% level and the activities that you will need to forgo as a result of not having funds available to purchase those licenses.

Our Expansion Plans, page 15

13. Revise this section, or your management's discussion, to provide a factual basis for your ability to generate a 30% per annum rate of return on floor plan financing. In particular, please clarify the extent to which you current yield on your existing floor plan contracts.

Credit, page 16

14. Revise this section to discuss your credit scoring model. In particular, please discuss the resources that you have devoted to creating the model and the extent to which the model has been tested against actual loan performance. If you purchased the scoring model, please discuss its origin.

15. We note that a significant portion of your underwriting requires that your employee physically inspect the dealer and the vehicles. Since you currently have two employees, revise this section to discuss the extent to which you are able to increase loan volume

while maintaining the current level of underwriting oversight without increasing the number of employees. To the extent that you are not able to increase loan volume without significantly increasing your number of employees, consider also revising your disclosure in the Risk Factors section. Also, consider including additional disclosure in your management's discussion addressing the extent to which you can add adequate employees, even at the $2.9 million funding level you indicate is the minimum level necessary to permit you to have sustainable operations.

Government Regulation, page 16

16. Your business is subject to a number of regulations. Please revise this section, or your management's discussion, to discuss, in greater detail, the resources that you have available to comply with your regulatory requirements. In particular, please discuss the extent to which you are able to maintain compliance with your current staff of two employees and the extent to which you believe that you would be able to continue to be in compliance if you are able to fund additional loans without significantly addition to your compliance resources.

Certain Relationships and Related Transactions

Related Party Transactions, page 25

17. We have reviewed your response to our prior comment number twenty seven. Please revise the disclosure here and in Note 4 – Related Party Transactions of the June 30, 2012 financial statements appearing on page F-18 to state that the floor plan portfolio amount of $151,979 represents the face value of the contracts plus accrued interest and fees at that time.

Plan of Distribution, page 26

18. Revise this section to clarify if you require that purchasers subscribe for a minimum number of units in order to purchase in this offering. We note that you state that checks must be for at least $600 dollars, indicating that you will sell only in minimum lots of 100 units. Make conforming changes to the prospectus cover page as well as to the Summary.

Subscription Agreement, page 26

19. In your response to prior comment 48 from our letter of November 28, 2012, you indicate that the unit subscription agreement was included as Exhibit 4.5 to the registration statement. However, Exhibit 4.5 appears to refer to subscriptions for Series A preferred stock and not to subscriptions to purchase the units and warrants that are to be registered and sold under this registration statement. Please revise your disclosure or include the subscription agreement as an exhibit to the next amendment of this registration statement.

Description of Securities

Warrants, page 28

    20. Please revise the disclosure to state that warrants may be redeemed at a price of $0.0001.

Item 15. Recent Sales of Unregistered Securities

Common Stock Issuances, page 33

    21. We have reviewed your response to our prior comment number fifty three. Please revise the disclosure to delete the references to par value or in the alternative to state that the common stock was issued at a par value of $0.0001.

Signatures, page 37

    22. Revise your signatures to identify who is signing in the capacity as your principal accounting officer. Please refer to the "Signatures" section of Form S-1 and instruction 1 to the same section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Laura Anthony, Esq.
        Legal & Compliance, LLC